Exhibit 99.1
NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES REDEMPTION OF ITS 6.50
PERCENT CONVERTIBLE EXTENDIBLE UNSECURED SUBORDINATED
DEBENTURES
Calgary, Alberta — December 16, 2009 — Pengrowth Energy Trust (“Pengrowth”) is pleased to announce the redemption on January 15, 2010 of the 6.50 percent Convertible Unsecured Subordinated Debentures (the “Debentures”) due December 31, 2010. In accordance with their terms of issuance, the Debentures will be redeemed at a cash redemption price of $1,025 per $1,000 principal value for a total cost of $76,609,525 plus accrued and unpaid interest to the redemption date. Pengrowth intends to use incremental borrowings at preferred interest rates, under its revolving credit facility to fund the redemption. Debenture holders of record on December 22, 2009 remain entitled to the interest payment due December 31, 2009.
The Debentures were initially issued in 2005 by Esprit Energy Trust and assumed by Pengrowth as part of their business combination in 2006.
About Pengrowth:
Founded in 1988, Pengrowth Energy Trust is the third largest Canadian conventional oil and gas energy trust as measured by production. Pengrowth is traded on both the New York (PGH) and Toronto Stock Exchanges (PGF.UN), and has a current enterprise value of approximately $4.2 billion (CDN) and more than 600 team members who support its operations and activities. Pengrowth is recognized as a pioneer and leader in the Canadian energy trust sector.
PENGROWTH CORPORATION
Derek Evans
President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889
Caution Regarding Forward Looking Information
This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. In particular, forward-looking statements in this press release include, but are not limited to, statements with respect to the redemption of the Debentures.
Forward-looking statements and information contained in this press release are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, the forward-looking statements included in this press release involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved, including, without limitation, the failure to redeem the Debentures on the terms disclosed herein or at all. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements, as may be found under the heading “Risk Factors” in Pengrowth’s most recent Annual Information Form, and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases.
Readers are cautioned that the list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this discussion are made as of the date of this discussion and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law.
The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.